SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

FOXO TECHNOLOGIES INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

351471 107

(CUSIP Number)

Jon Sabes

FOXO Technologies Inc.

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

(612) 562-9447

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2022

(Date of Event Which Requires Filing of this Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351471 107

1.	Names of reporting persons Jon Sabes
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole voting power 6,030,330 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 6,030,330 (1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 6,030,330 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.2% (2)
14.	Type of reporting person (see instructions) IN

(1)	Includes: (i) 372,680 shares of Class A Common Stock held by JK-JBM Family Investment LLC, of which Mr. Sabes exercises voting control; (ii) 3,507,000 shares of Class A Common Stock subject to forfeiture pursuant to the Management Contingent Share Plan; (iii) 807,465 shares of Class A Common Stock underlying vested options and options expected to vest by November 15, 2022; (iv) 1,161,674 shares of Class A Common Stock held by FOXO Management, LLC, of which Mr. Sabes exercises voting control; and (iv) 181,511 shares of Class A Common Stock of the Issuer underlying warrants received in connection with the Merger (as the term is defined below). Excludes 52,106 shares of Class A Common Stock underlying options that vest after November 15, 2022.

(2)	Based on 33,052,830 shares outstanding as of September 19, 2022, as reported in the issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 23, 2022.

CUSIP No. 351471 107

1.	Names of reporting persons JK-JBM Family Investment, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization

Nevada, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole voting power 0
	8.	Shared voting power 372,680 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 372,680 (1)

11.	Aggregate amount beneficially owned by each reporting person 372,680 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.1% (2)
14.	Type of reporting person (see instructions) OO

(1)	372,680 shares of Class A Common Stock held by JK-JBM Family Investment LLC, of which Mr. Sabes exercises voting control.

(2)	Based on 33,052,830 shares outstanding as of September 19, 2022, as reported in the issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 23, 2022.

1.	Names of reporting persons FOXO Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)☐
6.	Citizenship or place of organization

Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole voting power 0
	8.	Shared voting power 1,161,674 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,161,674 (1)

11.	Aggregate amount beneficially owned by each reporting person 1,161,674 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.5% (2)
14.	Type of reporting person (see instructions) OO

(1)	1,161,674 shares of Class A Common Stock held by FOXO Management, LLC, of which Mr. Sabes exercises voting control.

(2)	Based on 33,052,830 shares outstanding as of September 19, 2022, as reported in the issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 23, 2022.

CUSIP No. 351471 107

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) is filed with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of FOXO Technologies Inc., a Delaware corporation (the “Issuer”) formerly known as “Delwinds Insurance Acquisition Corporation.” The principal executive offices of the Issuer are located at 729 N. Washington Ave., Suite 600 Minneapolis, MN 55401.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by (1) Jon Sabes, (2) JK-JBM Family Investment, LLC and (3) FOXO Management, LLC (collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 6 hereto.

(b) The business address for the Reporting Persons is:

FOXO Technologies Inc.

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

(612) 562-9447

(c) The principal purpose and occupation of Mr. Sabes is the Issuer’s Chief Executive Officer and Chairman of its board of directors. The principal business of JK-JBM Family Investment, LLC and FOXO Management, LLC is estate planning and private investment for Mr. Sabes. Mr. Sabes is the manager of JK-JBM Family Investment, LLC and is deemed to have sole voting and investment power over the securities held by JK-JBM Family Investment, LLC. Mr. Sabes is the sole voting member of FOXO Management, LLC and is deemed to have sole voting and investment power over the securities held by FOXO Management, LLC.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons is, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sabes is a citizen of the United States. JK-JBM Family Investment, LLC is a Nevada limited liability company. FOXO Management, LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Agreement and Plan of Merger, dated as of February 24, 2022 (as amended, the “Merger Agreement”), by and among FOXO Technologies Inc., formerly Delwinds Insurance Acquisition Corp. (the “Issuer”), DWIN Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), DIAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and FOXO Technologies Operating Company, formerly FOXO Technologies Inc. (“FOXO”). Pursuant to the Merger Agreement, Merger Sub merged with and into FOXO, with FOXO as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of the Issuer (the “Merger”). The Merger closed on September 15, 2022 (the “Closing”).

Pursuant to the terms and conditions of the Merger Agreement, and in connection with the Closing, the Reporting Persons received (i) 372,680 shares of Class A common stock in the Issuer to be held by JK-JBM Family Investment LLC, (ii) 1,161,674 shares of Class A common stock in the Issuer to be held by FOXO Management, LLC, (iii) a warrant to purchase 181,511 shares of Class A Common Stock of the Issuer, and (iv) 807,465 shares of Class A Common Stock underlying vested options and options expected to vest by November 15, 2022. Also in connection with the Closing, Mr. Sabes received a restricted share award equal to 3,507,000 shares of Class A common stock of the Issuer pursuant to the terms and conditions of the FOXO Technologies Inc. Management Contingent Share Plan (the “MIP”).

The above summary is qualified by reference to such description and the full text of the Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

Mr. Sabes serves as the Chief Executive Officer and Chairman of its board of directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D. Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Item 5. Interest in Securities of the Issuer.

The information contained in Items 3 and 4 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)	and (b) See Items 7-11 and 13 of the cover page of this Schedule 13D and Item 2 above.

(c) Except as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Merger, certain stockholders of the Issuer, including the Reporting Persons, entered into lock-up agreements (the “Lock-Up Agreement”), pursuant to which they agreed, subject to certain exceptions, not to effect any direct or indirect sale, transfer or other disposition, during the period commencing from the Closing and ending one hundred and eighty (180) days after the Closing. The foregoing description of the Lock-Up Agreement is a summary only and is qualified by reference to such description and the full text of the Lock-Up Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Shortly after the Closing, the Issuer entered into an indemnification agreement (the “Indemnification Agreement”) with Mr. Sabes. Subject to certain exceptions, the Indemnification Agreement provides that the Issuer will indemnify Mr. Sabes for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as an executive officer or director or any other company or enterprise to which the person provides services at the Issuer’s request. The foregoing description of the Indemnification Agreement is a summary only and is qualified by reference to such description and the full text of the Indemnification Agreement, which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

In his capacity as Chief Executive Officer and Chairman of the Issuer’s board of directors, Mr. Sabes may be entitled to receive equity compensation, including stock options or other equity awards, pursuant to the Issuer’s 2022 Equity Incentive Plan (the “Equity Incentive Plan”), which became effective upon the Closing. The terms and provisions of the Equity Incentive Plan are described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 21, 2022, and the full text of which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Prior to Closing, Mr. Sabes’s options to purchase FOXO’s common stock issued pursuant to FOXO’s 2020 Equity Incentive Plan were assumed and converted into options to purchase the Issuer’s Common Stock under the Equity Incentive Plan. The terms and provisions of the 2020 Equity Incentive Plan are described in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 21, 2022 and the full text of which is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of February 24, 2022 and amended on April 26, July 6, and August 12, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc., DWIN Merger Sub Inc., and DIAC Sponsor LLC, in its capacity as Purchaser Representative thereunder. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 2, 2022).
2.	Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 2, 2022).
3.	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 21, 2022).
4.	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 21, 2022).
5.	2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 21, 2022).
6.	Joint Filing Agreement, dated September 26, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2022

/s/ Jon Sabes
Name: Jon Sabes

JK-JBM Family Investment, LLC

/s/ Jon Sabes
Name: Jon Sabes
Title: Trustee

FOXO Management, LLC

/s/ Jon Sabes
Name: Jon Sabes
Title: Manager